79 CAPITAL SECURITIES, LLC

Statement of Financial Condition
December 31, 2015

Assets

Cash and Cash Equivalents	$	55,357
Total assets	$	55,357

Liabilities and Members' Equity

Liabilities:		
Accounts payable	$	18,188
Members' Equity		37,169
Total liabilities and members' equity	$	55,357

See accompanying notes.